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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 GIANT FOOD INC.
                            (Name of Subject Company)


                             KONINKLIJKE AHOLD N.V.
                                  (ROYAL AHOLD)
                                    (Bidder)


                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   374478105
                      (CUSIP Number of Class of Securities)



                            PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                               011-31-75-6598111

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:



                            MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 374478105
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    [ ](a)
                                                                    [ ](b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                             [ ]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [ ]
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

         This Amendment No. 3 amends and supplements Item 3 of the Schedule 14D-1 filed on May 19, 1998 relating to the offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

          Item 11 of the Offer to Purchase is hereby amended by inserting the following sentence at the end of the paragraph entitled "Conditions to Obligations" under the subheading "Stock Purchase Agreement":

          "Where  the  "sole   judgment  of  the  Purchaser"  is  referenced  in
          subsection (iv) of this paragraph, the Purchaser intends to exercise such judgment reasonably."

          Item 11 of the Offer to Purchase is hereby amended by inserting the following sentence at the end of the paragraph entitled "Conditions to Obligations" under the subheading "Sainsbury Agreement":

          "Where  the  "sole   judgment  of  the  Purchaser"  is  referenced  in
          subsection (iv) of this paragraph, the Purchaser intends to exercise such judgment reasonably.'

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          The information set forth in Sections 2 and 14 of the Offer to Purchase, as amended as set forth in this Item 5 to Amendment No. 3, is incorporated by reference.

          Item 2 of the Offer to Purchase is hereby amended by amending and restating the second to last sentence of the first paragraph to read as follows:

          "Notwithstanding the fact that the Purchaser reserves the right to assert the non-occurrence of a condition set forth in Section 14, following acceptance for payment of Shares but prior to payment for Shares, in order to delay payment or cancel its obligation to pay for properly tendered Shares, the Purchaser understands that all conditions to the Offer, other than receipt of necessary regulatory approvals, must be satisfied or waived prior to the Expiration Date."

          Item 14 of the Offer to Purchase is hereby amended by inserting the following sentence at the end of subsection (a):

          "Where the "sole judgment of the Purchaser" is referenced in this subsection (a), the Purchaser intends to exercise such judgment reasonably."

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          The information set forth in Section 8 of the Offer to Purchase, as amended, is incorporated herein by reference.

SIGNATURE PAGE.

          The signature page is hereby amended to delete the reference to "Each Reporting Person" and to insert in lieu thereof "The Reporting Person."

                                    SIGNATURE

          The Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.


Dated:  June 10, 1998              KONINKLIJKE AHOLD N.V.


                                   By:  /s/ PAUL P.J. BUTZELAAR
                                        ------------------------
                                        Name:  Paul P.J. Butzelaar
                                        Title: Senior Vice President
                                               and General Counsel